Exhibit (a)(5)(B)

NEWS RELEASE

FOR IMMEDIATE RELEASE

HOUSTON and LONDON, June 26, 2019

LyondellBasell Announces Guidance for Second Quarter 2019 Financial Results

HOUSTON and LONDON, June 26, 2019 /PRNewswire/ — LyondellBasell (NYSE: LYB), one of the largest plastics, chemicals and refining companies in the world, today announced net income, EBITDA and earnings per share guidance for its second quarter financial results. Based on currently available information, LyondellBasell expects that second quarter EBITDA will improve by approximately 10 to 20 percent over results for the first quarter of 2019. Net income is expected to be in the range of $1,035 million to $1,080 million with EBITDA projected between $1,575 million to $1,675 million and diluted earnings between $2.79 and $2.91 per share. In the second quarter, North American integrated ethylene margins have improved due to lower feedstock costs. Additionally, oxyfuels are experiencing typical seasonal improvements while refining margins have remained challenged.

LyondellBasell is providing this guidance on a one-time basis in connection with the tender offer for its ordinary shares that commenced on June 10, 2019 and is scheduled to expire on July 8, 2019. As we have not completed our quarter ending June 30, 2019 or started our related financial close and review procedures, the guidance set forth is preliminary, subject to change, and is based upon information available as of the date of this press release. The guidance does not reflect events or transactions that may occur in the remainder of the quarter. In addition, during the course of preparing our financial statements and their review, we may identify items that would require us to make adjustments which may be material to the amounts described. We will provide final results for the second quarter in our earnings release and earnings call which are scheduled for August 2, 2019. See the end of this release for an explanation of LyondellBasell’s use of EBITDA and Table 1 for a reconciliation of EBITDA to net income.

ABOUT LYONDELLBASELL

LyondellBasell (NYSE: LYB) is one of the largest plastics, chemicals and refining companies in the world. Driven by its employees around the globe, LyondellBasell produces materials and products that are key to advancing solutions to modern challenges like enhancing food safety through lightweight and flexible packaging, protecting the purity of water supplies through stronger and more versatile pipes, improving the safety, comfort and fuel efficiency of many of the cars and trucks on the road, and ensuring the safe and effective functionality in electronics and appliances. LyondellBasell sells products into more than 100 countries and is the world’s largest producer of polymer compounds and the largest licensor of polyolefin technologies. In 2019, LyondellBasell was named to Fortune magazine’s list of the “World’s Most Admired Companies.” More information about LyondellBasell can be found at www.LyondellBasell.com.

ADDITIONAL INFORMATION REGARDING THE TENDER OFFER

This press release is for informational purposes only. This press release is not a recommendation to buy or sell ordinary shares or any other securities of LyondellBasell, and it is neither an offer to purchase nor a solicitation of an offer to sell shares or any other securities of LyondellBasell. In connection with the tender offer referenced herein, LyondellBasell has filed a tender offer statement on Schedule TO, including an offer to purchase, a related letter of transmittal and other related materials, with the United States Securities and Exchange Commission (the “SEC”). The tender offer is being made only pursuant to the offer to purchase, the related letter of transmittal and other related materials filed as part of the issuer tender offer statement on Schedule TO, in each case as may be amended or supplemented from time to time. Shareholders should read carefully the offer to purchase, the related letter of transmittal and other related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, the related letter of transmittal and other related materials that LyondellBasell will be filing with the SEC at the SEC’s website at www.sec.gov. In addition, free copies of these documents may be obtained by contacting Georgeson LLC, the information agent for the tender offer, toll-free at 1 (866) 300-8594.

INFORMATION RELATED TO FINANCIAL MEASURES

This release makes reference to certain non-GAAP financial measures as defined in Regulation G of the U.S. Securities Exchange Act of 1934, as amended.

EBITDA, as presented herein, may not be comparable to a similarly titled measure reported by other companies due to differences in the way the measure is calculated. We calculate EBITDA as net income plus interest expense (net), provision for income taxes, and depreciation and amortization.  EBITDA should not be considered an alternative to profit or operating profit for any period as an indicator of our performance, or as an alternative to operating cash flows as a measure of our liquidity. Quantitative reconciliation of EBITDA to net income, the most comparable GAAP measure, is provided in Table 1 below.

Table 1 — Reconciliation of Net Income to EBITDA.

Millions of U.S. dollars	Three Months Ended June 30, 2019
Net income	$1,035 to 1,080
Provision for income taxes	150 to 185
Depreciation and amortization	320 to 330
Interest expense, net	70 to 80
EBITDA	1,575 to 1,675

OTHER FINANCIAL MEASURE PRESENTATION NOTES

This release contains time sensitive information that is accurate only as of the time hereof. Information contained in this release is preliminary, unaudited and subject to change. LyondellBasell undertakes no obligation to update the information presented herein except to the extent required by law.

FORWARD-LOOKING STATEMENTS

The statements in this release relating to matters that are not historical facts are forward-looking statements. These forward-looking statements are based upon assumptions of management which are believed to be reasonable at the time made and are subject to significant risks and uncertainties. Actual results could differ materially based on factors including, but not limited to, the availability of additional information about the ongoing fiscal quarter; the completion of the ongoing fiscal quarter, quarterly close procedures and preparation and review of the financial statements, the business cyclicality of the chemical, polymers and refining industries; the availability, cost and price volatility of raw materials and utilities, particularly the cost of oil, natural gas, and associated natural gas liquids; competitive product and pricing pressures; labor conditions; our ability to attract and retain key personnel; operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, supplier disruptions, labor shortages, strikes, work stoppages or other labor difficulties, transportation interruptions, spills and releases and other environmental risks); the supply/demand balances for our and our joint ventures’ products, and the related effects of industry production capacities and operating rates; our ability to achieve expected cost savings and other synergies; our ability to successfully execute projects and growth strategies; any proposed business combination, the expected timetable for completing any proposed transactions and the receipt of any required governmental approvals, future financial and operating results, benefits and synergies of any proposed transactions, future opportunities for the combined company; legal and environmental proceedings; tax rulings, consequences or proceedings; technological developments, and our ability to develop new products and process technologies; potential governmental regulatory actions; political unrest and terrorist acts; risks and uncertainties posed by international operations, including foreign currency fluctuations; and our ability to comply with debt covenants and service our debt.  Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the “Risk Factors” section of our Form 10-K for the year ended December 31, 2018, which can be found at www.LyondellBasell.com on the Investor Relations page and on the Securities and Exchange Commission’s website at www.sec.gov.